Brian F. Faulkner
Attorney at Law
3900 Birch Street, Suite 113
Newport Beach, California 92660


May 26, 2000


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  eCom.com, Inc. - Form S-8

Dear Sir/Madame:

I have acted as counsel to eCom.com, Inc., a Colorado corporation ("Company"), in connection with its Registration Statement on Form S-8 relating to the registration of ten million (10,000,000) shares of its common stock ("Shares"), $0.01 par value per Share, which are issuable pursuant to the Company's Employee Stock Incentive Plan, and the registration of ten million (10,000,000) Shares which are issuable pursuant to the Company's Retainer Stock Plan for Non-Employee Directors and Consultants. I hereby consent to all references to my firm included in this Registration Statement, including the opinion of legality.

Sincerely,


/s/  Brian F. Faulkner
Brian F. Faulkner